Mail Stop 4561

April 14, 2008

Mr. Roman Gregorig, Principal Financial Officer
Quadriga Superfund, L.P.
Ottway Building, P.O. Box 1479
Grand Anse, St. George's Grenada, West Indies

   Re: **Quadriga Superfund, L.P.**
       Form 10-K for the fiscal year ended December 31, 2006
       File No. 0-51634

Dear Mr. Gregorig:

   We have completed our review of the above referenced filing and have no further comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief